SUPPLEMENTAL DISCLOSURE OF PSIVIDA LIMITED RELATED TO ITS RIGHTS ISSUE PROSPECTUS, DATED MAY 10, 2006.

As previously announced, pSivida Limited (the “Company”) has proposed to conduct a Non-Renounceable Rights Issue (the “Rights Issue”). In connection with the Rights Issue, the Company is distributing a prospectus to its shareholders eligible to receive it. The Company is furnishing as an exhibit to a Report of Foreign Issuer on Form 6-K this Supplemental Disclosure regarding its business which was contained in the prospectus relating to the Rights Issue.

THE ENTITLEMENTS AND NEW SHARES BEING OFFERED IN THE RIGHTS ISSUE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE UNITED STATES OR TO ANY UNITED STATES PERSONS (OTHER THAN DISTRIBUTORS) UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT IS AVAILABLE.

THIS SUPPLEMENTAL DISCLOSURE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS SUPPLEMENTAL DISCLOSURE IS ACCURATE AS OF THE DATE HEREOF ONLY. PSIVIDA’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. THE COMPANY RESERVES THE RIGHT TO, BUT IS NOT OBLIGATED TO, REVISE THE INFORMATION AND/OR THE MATERIALS CONTAINED THEREIN.

In accordance with General Instruction B of Form 6-K, the information set forth in this Supplemental Disclosure shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information set forth in this Supplemental Disclosure shall not be deemed an admission as to the materiality of any information in this Supplemental Disclosure.

1.	THE COMPANY

pSivida is a global bio-nanotech company committed to the development of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

pSivida’s Boston based business has developed the only two FDA approved sustained release back of the eye treatments for chronic eye disease - Vitrasert® and RetisertTM. Both products are manufactured and sold by global ophthalmology company, Bausch & Lomb Incorporated (B&L). RetisertTM is co-promoted in the U.S. by Novartis Ophthalmic, a business unit of Novartis Pharmaceuticals (Novartis), and B&L.

A next generation product, MedidurTM, which is in Phase III clinical trials, is licensed to Alimera Sciences Inc. (Alimera) for the treatment of Diabetic Macular Edema (DME), the leading cause of vision loss for U.S. patients under the age of 65.

pSivida also owns the rights to develop and commercialize a modified form (porosified or nano-structured) of silicon known as BioSilicon™, which has potential applications in drug delivery, wound healing, orthopedics, and tissue engineering. pSivida has granted exclusive licenses to its subsidiaries, AION Diagnostics Inc. and pSiNutria Limited (pSiNutria), to develop and commercialize diagnostic and food technology applications respectively, using BioSilicon™.

pSivida’s lead BioSilicon™ product is BrachySilTM, a brachytherapy product in pivotal Phase IIb clinical trials, which is being developed for the treatment of inoperable primary liver cancer. Phase IIa clinical trials demonstrated significant tumour regression as well as BrachySil’s being both safe and well tolerated in humans. pSivida has a license agreement with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil™ in China. pSivida is also investigating BrachySilTM in the treatment of pancreatic cancer and, subject to raising sufficient funds under the Rights Issue, plan to initiate Phase IIa clinical trials in the near future.

pSivida has multiple evaluation agreements for the Company’s drug delivery technologies with some of the largest pharmaceutical and medical device companies in the world, including a recently announced evaluation agreement with an undisclosed global medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies.

pSivida is listed on the NASDAQ (PSDV), Australian (PSD), and Frankfurt (PSI) stock exchanges and is a member of the NASDAQ Health Care Index (NASDAQ: IXHC) and the Merrill Lynch Nanotechnology Index.

CORE FOCUS: TARGETED AND CONTROLLED RELEASE DRUG DELIVERY

OPHTHALMOLOGY

In December 2005, pSivida acquired Control Delivery Systems Inc. (CDS), a private U.S. drug delivery company based near Boston, Massachusetts in a transaction that was declared ‘Biotech M&A Deal of the Year’ by a respected Australian biotech publication. As a result of the acquisition, pSivida now has an extended product range that includes drug delivery treatments for various eye diseases.

As stated above, pSivida Inc (formerly CDS) has developed two FDA approved treatments for chronic eye disease - Vitrasert® and RetisertTM.

RetisertTM is an intravitreal drug implant that has been approved for the treatment of chronic non-infectious Uveitis, the third highest cause of blindness in the U.S. affecting 175,000 people, and is designed to deliver sustained levels of drug to the back of the eye for a period of up to 30 months. RetisertTM was approved as an orphan drug by the FDA in April 2005 and subsequently approved for full US Medicare reimbursement set at 106% of the wholesale price (US$18,250).

Recent studies in Europe showed the recurrence rate for uveitis was significantly lower in eyes receiving Retisert™ than in eyes receiving standard of care treatment. Further studies in the U.S. have also demonstrated that patients with DME who received RetisertTM were more likely to have an improvement in vision of at least three lines on an eye chart and experience a stabilization or improvement of their Diabetic Retinopathy. Diabetic Retinopathy is a complication of diabetes and a leading cause of blindness. It occurs when diabetes damages the tiny blood vessels inside the retina, the light-sensitive tissue at the back of the eye. DME is the leading cause of vision loss in people under 65 years of age and occurs when retinal blood vessels in diabetic’s eyes deteriorate and leak, causing the retina to swell. These clinical data help to demonstrate that sustained delivery of Fluocinolone acetonide (FA), the drug used in RetisertTM, can provide lasting improvement in patients’ vision.

pSivida is now developing an injectable implant, MedidurTM that is designed to release the same drug as RetisertTM, FA, at a similar rate over 18 to 36 months. This product is now in Phase III clinical trials and is being co-developed by pSivida and Alimera.

The MedidurTM implant is injected into the back of the eye in an office visit rather than a surgical procedure and can potentially be used to deliver a wide variety of drugs. pSivida now has multiple new evaluation agreements with various companies, including some of the largest global pharmaceutical companies, to evaluate our ophthalmic drug delivery technologies with their compounds to treat other eye diseases.

pSivida’s first product, Vitrasert® , was the first FDA approved sustained delivery system for the back of the eye. Whilst Vitrasert® is still sold by B&L as an effective approved treatment for CMV Retinitis, a blinding viral infection that occurs in AIDS patients, the level of sales of this older product, and therefore amount of royalty paid by B&L to pSivida, are no longer material to the Company.

pSivida is also developing next generation drug delivery treatments to the back of the eye incorporating BioSiliconTM drug delivery technology.

ONCOLOGY

As part of its core ‘early to market’ strategy, pSivida is developing BioSilicon™ products for the treatment of cancer.

Brachytherapy

Brachytherapy is a form of treatment for cancer and involves the delivery of radioisotopes directly into the tumours. With improved tumour location and mapping, this approach to cancer therapy has grown substantially in recent years allowing clinicians to specifically expose tumour tissue to radioisotopes in a targeted manner, while minimizing damage to healthy surrounding tissues.

The brachytherapy market is currently large and growing and is dominated by the use of radioactive ‘seeds’ for the treatment of hormone non-responsive prostate cancer.

pSivida’s lead BioSilicon™ product, BrachySil™, is based on a non-degradable form of BioSiliconTM that contains radioactive 32-phosphorus (32-P). BrachySil™ offers interventional radiologists a short-range, longer life isotope that can be delivered through a fine gauge needle making it a more user friendly product for both patient and physician.

For brachytherapy treatment, BioSilicon™ has many significant potential advantages:

•	Short range - 32-P isotope has a short active range resulting in less damage to healthy tissue

•	Range of tumours - fine gauge needle delivery allows potential application to many solid tumours, unlike current brachytherapy products

•	Direct delivery - via fine gauge needle reduces side effects and tissue trauma

•	Cost effective raw materials - low cost, abundant availability of silicon, with the proven ability to make large quantities of material, or scale up

•	Distribution - 32-P half-life of 14 days allows more convenient distribution to hospitals and application in the patient

•	Immobilization - 32-P device is immobilized in the tumour, significantly reducing risk of leakage or systemic side effects

Clinical evaluation of BrachySil™ has shown preliminary evidence of safety and tumour regression.

Successful BrachySil™ Trials

Phase IIa clinical trials for BrachySil™, as a potential new brachytherapy treatment for inoperable liver cancer conducted by pSivida at Singapore General Hospital, have demonstrated that BrachySil™ is safe and well tolerated. Furthermore, significant tumour regression was achieved with a maximum regression of 100 percent in some smaller tumours treated as determined by CT scanning.

The Phase IIa trial established four key findings in relation to BrachySil™:

•	Safety - no product-related adverse events

•	Efficacy - treated tumours demonstrate significant tumour regression

•	Specificity - retention of radioactivity in the tumour with insignificant detectable radioactive leakage

•	Ease of application - practical and rapid treatment of tumours with ultrasound and CT guidance, patients discharged from hospital in 24 hours

pSivida commenced a Phase IIb dose profiling study in October 2005 using a new fine-gauge needle, multi-injection device which enables for the first time, large and also multiple tumours to be treated. A total of 50 patients will be entered into this multi-centre trial conducted in Singapore, Malaysia, Philippines and Vietnam. The multi-centre pivotal registration trials are expected to provide sufficient data to support the registration of BrachySil™ as an approved treatment for primary liver cancer, initially in Asian and European countries followed by the US. The Company plans to pursue a ‘device-based’ regulatory strategy, with BrachySil™ to be filed initially as a treatment for liver cancer and thereafter for the treatment of other cancers involving solid tumours.

Following significant independent market research and medical opinion feedback, pSivida has selected pancreatic cancer as the second indication for BrachySil™ and, subject to raising sufficient funds under the Rights Issue, plans to commence Phase IIa clinical trials in the third quarter of calendar 2006 to evaluate the safety and tolerability of the treatment. The trial will also monitor the efficacy of the treatment based on CT measurements of tumour regression as a foundation for subsequent Phase IIb dose-profiling and registration studies. As one of the world’s most aggressive cancers and with an average five-year survival of 4% and no approved treatment, pSivida considers that pancreatic cancer represents a significant area of unmet clinical need.

pSivida has a license agreement with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil™ in China. The licence includes upfront and milestone payments and royalties on sales ranging up to 30%. China has the highest incidence of primary liver cancer in the world, with over 345,000 estimated new cases per annum, currently representing 55% of total worldwide cases. The Company is also currently seeking development and marketing partners for BrachySil™ in the other major territories.

BrachySilTM is manufactured to good manufacturing practice (GMP) regulatory requirements with scale-up planned for commercialisation.

BIOSILICON™

BioSilicon™ is a new, unique and proprietary biomaterial produced from elemental silicon. Its structure can be engineered to contain a ‘honeycomb’ of pores that allows BioSilicon™ to retain various drugs while also making it biodegradable. The extent of the nanostructuring determines the size of the molecules and the dose it can hold within its honeycomb matrix and the rate of biodegradation, enabling predictable and controlled release of its therapeutic payload. In pre-clinical studies pSivida has shown that BioSilicon™ can be both biodegradable and biocompatible.

Furthermore, BioSilicon™ maintains the key semiconductor properties of silicon, is machineable at a micro level, and also demonstrates optical properties that provide the basis for a variety of potential devices for biodegradable and biocompatible diagnostic products.

pSivida’s research and development work was recognized in 2004 when it received the prestigious Frost & Sullivan Excellence in Research Award for its work in the area of nanomedicine.

Competitive Advantages of BioSilicon™

•	A pure and controllable environment for highly efficient drug loading and release

•	Abundant and low cost raw material - production of extremely pure silicon is a well-established process

•	Scale up and manufacture of BioSilicon™ established with the track record of silicon manufacture of more than 40 years from the electronics industry

•	Potential applications in delivery of drugs, including small molecules, peptides, proteins and vaccines

•	Control of drug loading and release kinetics through physical (not chemical) optimization

•	Biodegradable scaffold providing potential applications in tissue engineering and orthopedics

•	Sensor, optical and semiconductor properties for potential applications in diagnostics

QinetiQ

BioSilicon™ was developed by QinetiQ, pSivida’s largest shareholder and one of Europe’s largest research and development organizations with an annual turnover of more than US$1.4 billion. Previous QinetiQ inventions include liquid crystal displays, carbon fiber, infra-red sensors, night vision, radar and sonar.

Commercialization Strategy - BioSiliconTM

The diverse potential applications of BioSilicon™ enable pSivida’s commercialization strategy to combine internal product development and the out-licensing of the BioSilicon™ technology platform in non-core areas:

•	Internally developed applications include and are expected to include:

➢ Cancer Treatment	- BrachySil™ (radiotherapy)
- Localized chemotherapy
➢ Improved Drug Delivery	- Proprietary and generic drugs
➢ Diagnostics	- Biosensors for disease detection

•	Core Licensing - out-licensing BioSilicon™ for delivery of third party proprietary drugs, generic drugs, vaccines and for device applications

•	Out-licensing of non-core intellectual property - tissue engineering and orthopedics (biodegradable and coated devices and scaffolds) and food (nutraceuticals)

Drug Delivery - BioSiliconTM

pSivida’s core focus is in the rapidly growing market for new drug delivery formulations. The value of the global drug delivery market is large and growing. Drug delivery has proved to be a critical element in the drug development process resulting in enhanced safety and efficacy of many medicines.

Improvement of drug delivery is important for better patient safety and drug bioavailability. Furthermore, the use of novel drug delivery systems is an increasingly important strategy for major pharmaceutical and biotechnology companies as they recognize the opportunities in forging relationships with drug delivery companies, to enable the delivery of new drugs while also extending the commercial life of their current drugs.

BioSilicon’s™ properties make it an ideal drug delivery platform for drug companies, with potential advantages including:

•	high efficiency/capacity of drug loading up to 95%

•	ability to control release kinetics (over hours/days/weeks/months)

•	silicon biodegradation to naturally occurring silicic acid

•	controlled nanostructuring and micro machining can vary nano-pores to accommodate different drug sizes

•	conduction of charge and semiconductor properties uniquely allow the potential construction of ‘smart’ processor controlled delivery

•	intelligence - potential microchip incorporation for ‘smart’ diagnostics

Unlike polymer-based drug delivery systems, the manufacture of BioSilicon™ does not require complex chemistry, the delivery platform is silicon irrespective of the delivery characteristics imparted by the nanostructuring process. BioSilicon™ also distinguishes itself from other delivery systems by its heat and radiation stability, simplifying manufacture and sterilization.

NON-CORE APPLICATIONS

Diagnostics

We recently incorporated AION Diagnostics Inc. (AION) in the United States, the world’s largest healthcare and financial market, and AION has assumed ownership of our existing Australian subsidiary AION Diagnostics Ltd. AION owns the rights to commercialize diagnostics applications of pSivida’s intellectual property for human and animal healthcare.

AION is focused on the development of products that facilitate accurate and immediate diagnosis, at the early pre-symptomatic stage. Pre-symptomatic detection is a significant advance in the diagnostic sector and will also significantly impact the therapeutics sector as early correct diagnosis of disease will alter the course of disease and the resultant demand for therapeutics. AION has targeted markets where there is a strong patient, provider and government need for early diagnosis that results in the opportunity to save lives and reduce the financial burden on the healthcare system.

AION has developed plans for a number of different potential products as well as commencing preclinical work on near to market products in the areas of Imaging and Biosensors.

It is expected that AION will be seeking to raise additional funds by issuing additional shares to third party institutional investors in the near future which will have a dilutive effect on pSivida’s ownership of the subsidiary. Any funds raised by the issue of shares by AION will be restricted for use by AION in the development of AION products.

Food Applications

pSivida has seed funded and granted its subsidiary pSiNutria Limited a royalty bearing exclusive license for the use of BioSiliconTM as an ingestible ingredient in food applications. pSiNutria is also developing patentable intellectual property using silicon in the food packaging area. BioSiliconTM applications in food primarily pertain to its biodegradability and optical properties. Potential pSiNutria products being developed include: products to deliver active ingredients and food additives, to detect pathogens in food, for food tracing, for food preservation, and products to detect variations of temperature in food storage. These products may include ingestible BioSiliconTM which will dissolve into silicic acid in the body or silicon used in modified atmosphere packaging.

Orthopedics

BioSilicon™ also has potential as a biodegradable scaffold for orthopedic tissue engineering. A porous silicon structure could be deliberately sculpted to provide bone-building cells with a scaffold that they can penetrate and anchor to. As the bone tissue deposits itself onto the scaffold, the silicon would slowly dissolve away, eventually leaving just the new bone. Silicon’s ability to carry an electrical current charge bias may also give BioSilicon™ an advantage in the treatment of bone conditions, promote bone growth and may have other orthopedic applications. Data gathered to date indicates that cells will grow and divide in BioSilicon™ substrates and that BioSilicon™ can be osteoinductive, promoting bone growth and deposition.

Wound Management

Biocompatible materials are used extensively for tissue engineering and wound management both on the body and in the body. Such materials are intended to provide fixing surfaces and scaffolds for the growth of cells and establishment of new tissues. Some biomaterials, although compatible within the body, are not biodegradable and as such need to be removed subsequently. BioSilicon™ therefore potentially provides a biocompatible and biodegradable surface for cell adhesion and tissue growth. pSivida has demonstrated that BioSilicon™ is also particularly suited to bone cell attachment and growth. BioSilicon™ can, in certain conditions, induce hydroxyapatite deposition on its surface. The ability to load drugs, antibiotics and growth factors into BioSilicon™ potentially allows for further potential specialist applications in tissue engineering and wound management.

pSivida has signed an agreement with US-based specialist PureTech Development LLC to investigate and evaluate out-licensing opportunities for BioSilicon™ in these non-core areas of orthopaedics and wound management with partners with specific expertise in these healthcare sectors.

pSivida has entered into several evaluation agreements with large biotechnology and medical device companies and institutions to evaluate the use of BioSilicon™ in the above non-core application areas to enhance those organisations’ products.

INTELLECTUAL PROPERTY

pSivida’s intellectual property position is strong, with core biomaterial patents granted in the US, Asia and Europe. pSivida owns or has the exclusive rights to use the intellectual property pertaining to BrachySil™, Medidur™, Retisert™ and Vitrasert®. The Company’s IP portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

PARTNERING STRATEGY

pSivida’s broader commercialization strategy involves a high degree of partnering at various levels to leverage the expensive development process. The R&D process is progressed and coordinated through pSivida’s US-based subsidiary, pSivida Inc, its UK-based subsidiary, pSiMedica Ltd, and its strategic partner QinetiQ as well as through collaborative partnerships. Non-core applications are expected to be out-licensed, providing interim cash flow and allowing the Company to focus on its core commercialization strategy.

The Company has adopted research collaborations, from time to time, with other biotech companies and universities in various parts of the world, researching potential products and applications in non-core areas.

RECENT FINANCIAL INFORMATION

The Company released its Appendix 4C quarterly cash flow report with ASX on 28 April 2006. Cash on hand and available at 31 March 2006 amounted to approximately $17.4 million.

It is important to note that the net operating cash outflow for the quarter was limited to $4.8 million, an increase of $203,000 or 4.4% when compared to the previous quarter. The increase in cash outflows was mitigated by cost synergies being realised subsequent to the acquisition of CDS, a review of costs being undertaken and implemented during the period and the receipt of payments from collaborative partners and RetisertTM royalties. Cost synergies from the merger are continuing to be pursued with greater use to be made of our Watertown, Boston facilities.

RetisertTM licence - the B&L Agreement

Under the B&L Agreement, pSivida Inc (formerly CDS) has granted B&L a worldwide, exclusive license to certain of pSivida Inc technologies to make and sell Vitrasert® and pSivida Inc.’s first generation products, including the RetisertTM device, for the treatment, prevention and diagnosis of any disease, disorder or condition of the human eye. A first generation product is defined as an implant that is required to be surgically inserted through an incision of at least 2 mm, is secured in the posterior of the eye, cannot be injected and uses a reservoir design generally conforming to specifications set out in the license. B&L agreed to pay pSivida Inc royalties based on net sales for any products that meet the definition of first generation products.

pSivida Inc also granted B&L a non-exclusive license to these technologies to make and sell certain other products for the delivery of specified active ingredients, using specified delivery systems, methods of delivery and anchoring methods, to be used in specified locations for specified indications.

B&L is responsible for funding and managing the development and commercialization of all products under the agreement. B&L also agreed to pay pSivida Inc specified amounts if it achieved certain milestones related to certain licensed products.

pSivida Inc agreed not to develop, commercialize or license to a third party rights to develop or commercialize any product to treat posterior uveitis so long as (1) B&L is actively pursuing the commercialization of a product to treat uveitis for which B&L would be required to pay pSivida Inc a specified level of royalty, and (2) B&L is not selling any other uveitis product for which it would not be required to pay pSivida Inc a specified level of royalty. pSivida Inc also may not develop, commercialize or license any product that meets the definition of first generation product as long as B&L has an exclusive license to such products using pSivida Inc technologies.

B&L may terminate the B&L Agreement, in its entirety or with respect to Vitrasert® or any non-exclusively licensed product, at any time on 90 days’ written notice. In the event B&L terminates the agreement in its entirety, B&L’s license to the pSivida Inc technologies will terminate. In the event B&L terminates the agreement with respect to Vitrasert® or a non-exclusively licensed product, B&L will lose the right to rely upon pSivida Inc.’s intellectual property to make and sell the relevant product.

B&L Agreement - royalty advance

RetisertTM was approved by the FDA in April 2005. RetisertTM royalties that would have otherwise been earned by pSivida Inc in the second half of calendar 2005 and by pSivida in the quarter ended 31 March 2006 totaled $1.25 million (US$894,144). However this amount is reduced by 50% in accordance with an advance royalty arrangement pSivida Inc entered into with B&L in June 2005 as further detailed below.

Under the B&L Agreement, pSivida Inc received US$3 million from B&L in June 2005 as an advance payment in lieu of US$6.25 million of future royalties that would otherwise be payable to pSivida Inc. Under the terms of the royalty arrangements, the royalty payable will be reduced as follows:

•	B&L will retain 50% of the first US$3 million of royalties (ie retaining US$1.5 million, of which US$447,072 has already been retained to 31 March 2006); and

•	B&L will retain 100% of the next US$4.75 million of royalties.

Since this advance is non refundable, other than as an offset to future royalties receivable by pSivida Inc, and there are no future performance obligations by pSivida Inc, the full US$3 million was reflected by pSivida Inc as royalty revenue in the month of June 2005. On the basis that the acquisition of pSivida Inc completed on 30 December 2005 the pSivida Inc results will be consolidated in pSivida's accounts from that date. As a result of the B&L Agreement, and as a result of royalties earned by pSivida Inc in the second half of calendar 2005 (US$277,712), pSivida will record as revenues 50% of the royalty revenue that is otherwise payable by B&L for the first US$2,444,576 of royalties otherwise payable subsequent to 1 January 2006 and will record no royalty revenue on the next US$4.75 million of royalty revenue that is otherwise payable.

After cumulative royalties otherwise payable reach a total of US$7.75 million (or US$7,194,000 of royalties otherwise payable subsequent to 1 January 2006), pSivida will record the full amount of subsequent royalties as royalty income in its consolidated financial statements. The cumulative total of royalties otherwise payable subsequent to 1 January 2006 is US$338,720 as at 31 March 2006.

2.	USE OF PROCEEDS OF THE RIGHTS ISSUE

Subject to the discussion below, it is intended that the funds raised by the Rights Issue will be used by pSivida as described below and in a descending order of priority (ie (a), (b) then (c)):

A$

(a)	General working capital requirements including drug delivery research and ongoing Phase IIb Primary Liver Cancer BrachySilTM trials.	Up to 5 million

(b)
Phase IIa Pancreatic BrachySilTM trials to evaluate the safety and tolerability of the treatment. The trial will also monitor the efficacy of the treatment based on CT measurements of tumour regression as a foundation for subsequent Phase IIb dose-profiling and registration studies.
7 million

(c)	Phase III MedidurTM trials for DME (for the Phase III registration trials undertaken in conjunction with Alimera).	17 million

	TOTAL FUNDS RAISED BY THE RIGHTS ISSUE AT FULL SUBSCRIPTION	29 million

Alimera Agreement and MedidurTM Trials

Alimera and pSivida Inc have entered into an agreement for the joint funding and development of products licensed under that agreement, including MedidurTM.

In February 2005, pSivida Inc (as CDS) granted Alimera a world-wide exclusive right to use certain pSivida Inc technologies to make and sell, for the treatment and prevention of eye diseases (except uveitis) in humans, products that have a drug core within a polymer layer and are approved or designed to be approved to deliver only specified compounds by a direct delivery method to the posterior portion of the eye. In addition, pSivida Inc granted to Alimera a world-wide exclusive right to use certain pSivida Inc technologies to treat DME by delivering a compound or formulation by a direct delivery method other than through specified incisions, and which are not exclusively licensed to B&L.

A joint development team of both parties is responsible for monitoring the execution of activities under the development plan for licensed products. pSivida Inc and Alimera each pays co-development costs that are incurred included in the development budget.

The agreement provided for Alimera to pay a licensing fee and milestone payment to pSivida Inc which has been paid. Alimera has sole responsibility for making commercially reasonable efforts to commercialize products licensed under the Alimera Agreement and for paying all costs and expenses incurred in connection with such commercialization. After a product becomes profitable in a country, Alimera and pSivida Inc share the net profits for that product in that country, subject to Alimera recovering pre-profitability net losses for that product and provided pSivida has met its portion of development costs for the product. If the level of funds raised under the Rights Issue, and pSivida's funding priorities result in pSivida choosing not to meet its development costs obligations, Alimera may exercise certain rights it has to restructure the arrangements with pSivida into a royalty agreement over the exclusive right to use certain pSivida Inc technologies, rather than the existing co-development and profit share agreement. If there are unpaid development payments, the amount of unpaid development costs plus a fee for non-payment and interest will be deducted from pSivida’s profit share payments. If the agreement is converted to a royalty based agreement by Alimera then the amount of the unpaid development payments without penalty or interest are deducted from pSivida’s royalty payment.

pSivida expects to receive a significantly greater return by funding the MedidurTM trials under the Alimera Agreement to receive a profit share with Alimera rather than having the agreement converted to a royalty based licence if pSivida did not co-fund the trials.

Further details on risk factors associated with the Alimera Agreement are set out in section 9, under the heading "risks related to pSivida and its business".

Placement Agent Fees

pSivida has appointed a Placement Agent to act as US-based Lead Manager for the shortfall under the Rights Issue. Under pSivida's arrangement with the placement agent as set out in the Mandate Letter, the placement agent will place any shortfall with institutional and sophisticated investors on behalf of pSivida.

6% of funds raised in this manner will be used to pay the placement agent its fees under the Mandate Letter. The maximum fee payable to the placement agent, if no Rights Issue entitlements are taken up, and the shortfall comprises all of the new shares the subject of the Rights Issue, is approximately $1,740,000.

Costs of the Rights Issue and existing expenditure obligations

Costs of the Rights Issue (including the placement agent fees) will be met through existing cash reserves. The Rights Issue is seeking to raise funds for the objectives set out above, and the Company's current operations are able to be funded from existing cash reserves.

In the event that insufficient funds are raised under the Rights Issue to fully fund each of the Company's objectives set out in (a), (b) and (c) in the table above, the Company will consider each objective and the funds available to it, and will proceed with those objectives in the order of priority in which they are listed above. To the extent that insufficient funds are raised in respect of a particular objective, the Company will seek a co-development partner (or alternative funding) for those projects. There is no assurance that acceptable co-development arrangements or alternative funding on acceptable terms will be able to be obtained. Accordingly there is no guarantee that the objectives will be able to be funded. This may have an adverse impact on the Company's future prospects which is not currently capable of being determined.

Risk factors relating to the Company's future funding requirements are set out in section 9, under the heading "Risks related to pSivida and its business".

3.	POTENTIAL EFFECT OF THE RIGHTS ISSUE

3.1	Amount to be Raised

The Rights Issue will raise up to approximately AU$29,028,650 (before costs of the Rights Issue), excluding the effect of vested options which may be exercised prior to the Record Date and any new shares which the Convertible Noteholder may subscribe for under the terms of the Convertible Note (as set out in section 3.3 below).

3.2	Capital Structure

The potential effect of the Rights Issue on pSivida's capital structure is set out below:

Issued Capital as at 10 May 2006:

A.	Shares

387,048,696 Shares

B.	Options

Number	Exercise Price	Expiry Date
4,375,000	AU$0.61	31-Dec-07
2,050,000	AU$1.09	5-Aug-08
8,934,672	AU$1.18	5-Aug-09
115,000	AU$0.80	31-Dec-08
200,000	AU$1.02	22-Apr-10
3,852,000	AU$0.80	31-Mar-10
1,330,000	AU$1.25	5-Aug-08
2,250,000	AU$0.92	30-Sept-10
6,338,030	US$0.72	15-Nov-11
70,400	US$3.22159	12-Jun-06
38,720	US$3.22159	9-Jul-06
38,720	US$2.99148	19-Apr-07
704,000	US$0.17756	18-Sept-07
70,400	US$2.99148	31-Oct-07
58,080	US$2.99148	15-Apr-08
352,000	US$0.22727	25-Aug-09
352,000	US$0.34091	12-Nov-09
31,129,022

Issued Capital immediately after the Rights Issue:

A.	Shares

435,429,783 Shares, on the assumption that all Shares available to be issued in the Rights Issue are issued (excluding the effect of any new shares which the Convertible Noteholder may subscribe for under the terms of the Convertible Note (as set out in section 3.3).

B.	Options

Unchanged (assuming no existing options are exercised).

3.3	Convertible Note

On 8 October 2005, pSivida entered into a Securities Purchase Agreement (SPA) with the Convertible Noteholder, under which, subject to shareholder approval, pSivida agreed to issue:

•	an unquoted subordinated convertible note, with a face value of US$15,000,000 (Convertible Note); and

•	an unlisted option issued as a warrant to purchase 633,803 ADSs with an exercise price of US$7.20 per ADS and expiry date of 15 November 2011 (Warrants).

The issue of the Convertible Note and Warrant on the terms set out in the SPA was approved by shareholders at pSivida's 2005 Annual General Meeting on 15 November 2005. Full terms of the Convertible Note and Warrant are available from the U.S. Securities and Exchange Commission website www.sec.gov.

pSivida subsequently issued the Convertible Note and Warrants to the Convertible Noteholder on 16 November 2005.

As at the date hereof, pSivida has paid US$472,603 (A$628,847) in interest payments, but the full principal amount of US$15,000,000 (A$20,545,131) remains payable, with the first of three equal installments due on 15 November 2006 unless such installment is converted earlier into ADSs.

Under the terms of the Convertible Note, the Convertible Noteholder has a right to subscribe for new shares on the same terms as offered to eligible shareholders in the Rights Issue, as if the Convertible Note were converted to Shares prior to the Record Date. The Convertible Note is convertible into 21,126,760 Shares, represented by 2,112,676 ADSs, at the current conversion rate. As such, on the 1 for 8 basis of the Rights Issue, the Convertible Noteholder may subscribe for 2,640,845 new shares, raising AU$1,584,507. The price at which the Convertible Note is converted into Shares is subject to a reset on 6 August 2006, based on an 8% premium to the weighted average price for the 10 trading days prior to 6 August 2006.

If the Rights Issue is fully subscribed, and the Convertible Noteholder decides to take up all of its rights under the Convertible Note to subscribe for Shares, the issued capital of pSivida immediately after the Rights Issue and issue of the Shares to the Convertible Noteholder would be 438,070,628 Shares.

If the Rights Issue is fully subscribed, the additional $1,584,507 raised by the issue of new shares to the Convertible Noteholder (assuming the maximum number of rights is exercised) will be used by pSivida to augment working capital requirements. If the Rights Issue is not fully subscribed, then the total funds raised (including the funds raised through the issue of Shares to the Convertible Noteholder) will be used as set out in section 2.

Risks in relation to the Convertible Note are dealt with in section 4 under the heading "Risks related to pSivida's recent acquisition of CDS and other recent transactions".

3.4	Financial impact.

Unaudited Pro Forma Consolidated Balance Sheet as at 31 December 2005
	31 December 2005 (see Note (a))	Consolidated Pro Forma Adjustments (not audited or reviewed)	Pro Forma 31 December 2005 (not audited or reviewed)

	$	$	$
Current assets
Cash and cash equivalents	27,683,278	28,924,640	56,607,918
Trade and other receivables	1,238,335	-	1,238,335
Other	514,988	-	514,988
Total current assets	29,436,601	28,924,640	58,361,241

Non-current assets
Property, plant and equipment	3,864,981	-	3,864,981
Goodwill	53,280,689	-	53,280,689
Other intangible assets	167,714,239	-	167,714,239
Total non-current assets	224,849,909	-	224,849,909

Total assets	254,286,510	28,924,640	283,211,150

Current liabilities
Trade and other payables	10,978,448	-	10,978,448
Borrowings	6,848,377	-	6,848,377
Provisions	735,929	-	735,929
Total current liabilities	18,562,754	-	18,562,754

Non-current liabilities
Borrowings	11,443,535	-	11,443,535
Deferred tax liabilities	35,049,999	-	35,049,999
Total non-current liabilities	46,493,534	-	46,493,534

Total liabilities	65,056,288	-	65,056,288

Net assets	189,230,222	28,924,640	218,154,862

Equity
Issued capital	224,897,860	28,924,640	253,822,500
Reserves	3,797,322	-	3,797,322
Accumulated losses	(39,464,960)	-	(39,464,960)

Total equity	189,230,222	28,924,640	218,154,802

Notes:
(a)
Extracted from the half year financial statements of pSivida Limited for the 6 months ended 31 December 2005 that were prepared in accordance with Australian equivalent to International Financial Reporting Standards (A-IFRS) and filed with ASX on 16 March 2006.

(b)
387,048,696 Shares currently on issue. On a fully subscribed Rights Issue of 1 for 8, an additional 48,381,087 Shares may be issued pursuant to the Rights Issue. On the assumption all such Shares are issued at a price of A$0.60, net proceeds on issue will amount to A$28,924,640 (note this excludes the effect of vested options which may be exercised prior to the Record Date and any new shares which the Convertible Noteholder may subscribe for under the terms of the Convertible Note (as set out in section 3.3).

(c)	Issue expenses recognised in the unaudited Pro Forma Balance Sheet at 31 December 2005 are:

A$
ASIC lodgement fees	2,010
ASX fees	12,000
Printing & Postage	10,000
Legal fees	60,000
Miscellaneous	20,000
TOTAL	$104,010

Placement fees that may be payable under the Rights Issue are not included in the above table.

4.	RISK FACTORS

There are a number of factors, both specific to pSivida and of a general nature, which may affect the future operating and financial performance of the pSivida and the value of an investment in pSivida.

Some of these factors can be mitigated by the use of safeguards and appropriate commercial action. However, many are outside the control of pSivida and cannot be mitigated.

This section describes certain risks associated with an investment in pSivida.

The following risk factors, in addition to the other information and financial data contained herein, should be considered carefully in evaluating pSivida and its business.

Risks related to pSivida and its business

pSivida's products and planned products are based upon new and unproven technologies.

BioSiliconTM is a new and unproven technology. The successful development and market acceptance of BioSiliconTM is subject to many risks. These risks include the potential for ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals and the emergence of superior or equivalent products, as well as the effect of changes in future general economic conditions. If pSivida fails to develop products based on BioSiliconTM that overcome these risks, this would have a material adverse effect on pSivida's business, financial condition and results of operations.

pSivida recently acquired CDS, (now renamed pSivida Inc) which develops drug delivery products based upon its proprietary AEON and CODRUG drug delivery systems. The full application of pSivida's products has not yet been determined and they remain subject to many of the same risks as described above for BioSiliconTM.

pSivida has a history of losses and expects to continue to incur losses

pSivida was formed in 2000. As pSivida is primarily a research and development company, it has incurred operating losses in every year since it was formed. pSivida has not yet achieved profitability and expects to continue to incur net losses through to at least 2008, and may incur losses beyond that time, particularly if it is not successful in having BrachySilTM approved and widely marketed by that time. Even if BrachySilTM is approved and is being marketed at some point in 2008 or beyond, pSivida may not achieve sufficient sales of BrachySilTM or any other product to become profitable at that time or at any other time. The extent of future losses and whether or how long it may take for pSivida to achieve profitability are uncertain.

On account of pSivida's recent acquisition of CDS (now pSivida Inc), pSivida expects to receive royalties from sales of RetisertTM, but is not able to predict the amount or timing of such royalties. pSivida also expects to receive royalties from sales of Vitrasert®, its first commercial product. However, such sales have declined in each of the past four years and pSivida does not expect that they will comprise a significant portion of its future revenue. CDS has incurred net losses in each of its last five fiscal years ended 31 December.

pSivida relies heavily upon patents, trade secrets and other proprietary technologies and any future claims that its rights to such intellectual property are invalid could seriously harm pSivida's business.

Protection of intellectual property rights is crucial to pSivida's business, since that is how pSivida keeps others from copying the innovations which are central to its existing and future products. pSivida's success is dependent on whether it can obtain patents, defend existing patents and operate without infringing on the proprietary rights of third parties. pSivida intends to aggressively patent and protect its proprietary technologies. However, pSivida cannot be sure that any additional patents will be issued to it as a result of pending or future patent applications or that any of its patents will withstand challenges by others. If pSivida were found to be infringing any third party patent, it could be required to pay damages, alter its products or processes, obtain licenses or cease certain operations. pSivida may not be able to obtain any required licenses on commercially favorable terms, if at all. If pSivida fails to obtain a license for any technology that it may require to commercialize BioSiliconTM or its other drug delivery products, this could have a material adverse effect on pSivida's business, financial condition and results of operations. In addition, many of the laws of foreign countries in which pSivida intends to operate may treat the protection of proprietary rights differently from, and may not protect proprietary rights to the same extent as laws in Australia, the United States and Patent Co-operation Treaty countries.

pSivida relies, in part, on confidentiality agreements with employees, advisors, vendors and consultants to protect its proprietary expertise. These agreements may be breached and there is a risk that pSivida may not have adequate remedies in the event of a breach. In addition, pSivida's un-patented proprietary technological expertise may otherwise become known or independently discovered by competitors.

pSivida has a limited ability to market its products, and if it is unable to find marketing partners, or marketing partners do not successfully market its products then pSivida's business will suffer.

pSivida presently has no marketing or sales staff. Achieving acceptance for the use of BioSiliconTM and other products (including drug delivery products originated by CDS) will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. pSivida may not be able to establish sufficient capabilities necessary to achieve market penetration.

pSivida intends to license and/or sell BioSiliconTM and other products to companies who will be responsible in large part for sales, marketing and distribution of products utilizing BioSiliconTM and pSivida's other products. The amount and timing of resources which may be devoted to the performance of their contractual responsibilities by these licensees are not expected to be within pSivida's control. These partners may not perform their obligations. pSivida also may not derive any revenue from such arrangements from royalties, license or option fees, milestone payments or otherwise.

B&L is responsible for funding and managing the development and commercialization of all products under its agreement with pSivida Inc and can terminate the agreement at any time upon 90 days’ written notice. B&L may decide not to continue with or commercialize any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate their agreements with pSivida Inc. While B&L has significant experience in the ophthalmic field and substantial resources, there is no assurance as to whether and the extent to which that experience and those resources will be devoted to pSivida Inc.’s technologies.

Alimera and pSivida Inc are jointly funding the development of products licensed under the Alimera Agreement, and Alimera may terminate its agreement with pSivida Inc if pSivida Inc fails to make a development payment or may terminate the agreement with respect to a particular product if Alimera abandons the product or upon 30 days’ notice following pSivida’s failure to make development payments exceeding US$2 million for that product. To date pSivida has chosen not to make development payments to Alimera in an aggregate amount of US $1.1 million. Alimera was only incorporated in June 2003 and has limited resources.

As we do not currently have sufficient funding or internal capabilities to develop and commercialize these products and proposed products, decisions, actions, breach or termination of these agreements by B&L or Alimera could delay or stop the development or commercialization of RetisertTM, MedidurTM for DME or other of our products licensed to such entities.

To the extent that pSivida chooses not to or are unable to enter into future license agreements with marketing and sales partners, pSivida may experience increased capital requirements to develop the ability to market and sell future products. There is a risk that pSivida may not be able to market or sell its technology or future products independently in the absence of such agreements.

pSivida's markets are competitive and competitors could develop more effective products, making pSivida's products less competitive, uneconomical or obsolete, thereby impacting future operations.

pSivida's competitors include many major pharmaceutical companies and other biotechnology, drug delivery, diagnostics and medical products companies.

Many of pSivida's potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources. These competitors may succeed in developing alternate technologies and products that are more effective, easier to use, more economical than those which pSivida has developed or that would render pSivida's technologies and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing such products or technologies.

Risks associated with international business operations could affect pSivida's ability to manufacture and sell its products.

pSivida currently maintains offices in Australia, Singapore, the UK and (following the acquisition of CDS) the U.S. BioSiliconTM is produced for pSivida in Germany and the UK. pSivida has research and development facilities in the UK and the U.S. and is conducting product trials in Singapore. Further, pSivida intends to license and/or sell products based on its technologies in most major world healthcare markets. A number of risks are inherent in this international strategy. In order for pSivida to license and manufacture products based on its technologies, it must obtain country-specific regulatory approvals or clearances or comply with regulations regarding safety and quality in a variety of jurisdictions. There is a risk that pSivida may not be able to obtain or maintain regulatory approvals or clearances in such countries and pSivida may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, pSivida's operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

•	managing foreign distributors;

•	staffing and managing foreign operations;

•	political and economic instability;

•	foreign currency exchange fluctuations;

•	foreign tax laws, tariffs and freight rates and charges;

•	timing and availability of export licenses;

•	inadequate protection of intellectual property rights in some countries; and

•	obtaining required governmental approvals.

There are risks relating to product manufacturing which could cause delays in product development and commercialization and impact future profitability.

pSivida's ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approval, commercialize its product candidates and fulfill contract manufacturing obligations to others will depend, in part, upon pSivida's ability to manufacture its products, either directly or through third parties, in accordance with U.S. Food and Drug Administration, or FDA, and other regulatory requirements. pSivida currently has BioSiliconTM production capability at its facilities in the UK, which may be augmented where required by QinetiQ’s UK production facilities for use in internal and collaborative research. pSivida's lead BioSiliconTM product, BrachySilTM, is currently manufactured under contract in accordance with applicable FDA regulations by Hosokawa Micron Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH.

If pSivida is unable to manufacture BioSiliconTM or BrachySilTM or other product candidates by itself or acquire BioSiliconTM from QinetiQ or acquire BioSiliconTM or BrachySilTM or other product candidates from third parties, pSivida would be unable to proceed with or could experience delays in development and commercialization of its proposed products.

pSivida has limited manufacturing experience and has exclusively licensed B&L the rights to manufacture Vitrasert®, RetisertTM and other products covered by the license agreement between pSivida Inc and Alimera, the rights to manufacture MedidurTM for DME, if approved for marketing, and other products covered by its license agreement with pSivida Inc. pSivida's current reliance on third party manufacturers for some of its products entails risks, including:

•
the possibility that third parties may not comply with the FDA’s and comparable state and foreign regulatory agencies current good manufacturing practices, regulations, other regulatory requirements, and those of similar foreign regulatory bodies, and employ adequate quality assurance practices;

•	supply disruption, deterioration in product quality or breach of a manufacturing or license agreement by the third party because of factors beyond pSivida Inc.’s control;

•	the possible termination or non-renewal of a manufacturing or licensing agreement with a third party at a time that is costly or inconvenient to pSivida Inc; and

•	inability to identify or qualify an alternative manufacturer in a timely manner, even if contractually permitted to do so.

pSivida's ability to commercialize its products depends on its ability to achieve regulatory approvals.

pSivida's current and future activities are and will be subject to regulation by governmental authorities in the U.S., Europe, Singapore and other countries. To clinically test, produce and market medical products for human use, pSivida and those that license the use of BioSiliconTM must satisfy mandatory procedural, safety and efficacy requirements established by the FDA and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. At present Vitrasert® and RetisertTM are pSivida's only products that have been approved for sale in the U.S. There is a risk that BrachySilTM and other product candidates utilizing BioSiliconTM may not be approved.

Before pSivida can obtain approval from the FDA and other foreign regulatory authorities to manufacture and sell its proposed products, pre-clinical studies and clinical trials must demonstrate that each of these products is safe for human use and effective for its targeted disease. As outlined herein, pSivida's proposed products are in various stages of pre-clinical and clinical testing. If clinical trials for any of these products are not successful, that product cannot be manufactured and sold and will not generate revenue from sales. Clinical trials for pSivida's product candidates may fail or be delayed by many factors, including the following:

•	inability to attract clinical investigators for trials;

•	inability to recruit patients in sufficient numbers or at the expected rate;

•	adverse side effects;

•	failure of the trials to demonstrate a product’s safety or efficacy;

•	failure to meet FDA and comparable state and foreign regulatory agencies requirements for clinical trial design or for demonstrating efficacy for a particular product;

•	inability to follow patients adequately after treatment;

•	changes in the design or manufacture of a product;

•	inability to manufacture sufficient quantities of materials for use in clinical trials; and

•	governmental or regulatory delays.

Results from pre-clinical testing and early clinical trials often do not accurately predict results of later clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. Data from pre-clinical studies, early clinical trials and interim periods in multi-year trials are preliminary and may change, and final data from pivotal trials for such products may differ significantly. Adverse side effects may develop that delay, limit or prevent the regulatory approval of products, or cause their regulatory approvals to be limited or even rescinded. Additional trials necessary for approval may not be undertaken or may ultimately fail to establish the safety and efficacy of proposed products. The FDA and comparable state and foreign regulatory agencies may not approve proposed products for manufacture and sale.

In addition to testing, the FDA and comparable state and foreign regulatory agencies imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA and comparable state and foreign regulatory agencies may also require post-marketing testing and surveillance programs to monitor a product's effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent pSivida from obtaining, or affect the timing of, future regulatory approvals.

pSivida's proposed products will be subject to the uncertainty of third-party reimbursement and health care reform measures which may limit market acceptance.

In both US and other markets, pSivida's ability to commercialize its products will depend, in part, upon the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products. If pSivida's products are not considered cost-effective, third-party payers may limit reimbursement. Government and other third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and comparable state and foreign regulatory agencies and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA and comparable state and foreign regulatory agencies has not granted marketing approval. If government and third-party payers do not provide adequate coverage and reimbursement levels for uses of pSivida products, there is a risk that market acceptance of pSivida's products would be limited.

The loss of some or all of pSivida's key personnel could harm its business.

pSivida is dependent upon the principal members of its management and scientific staff. In addition, pSivida believes that its future success in developing products based on its technologies and achieving a competitive position will depend to a large extent on whether it can attract and retain additional qualified management and scientific personnel. There is strong competition for such personnel within the industry in which pSivida operates and there is a risk that pSivida may not be able to continue to attract such personnel either to Malvern in the United Kingdom or Watertown, Boston in the U.S., the locations where its research and development is conducted. As pSivida does not have large numbers of employees and our products are unique and highly specialized, the loss of the services of one or more of the senior management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on pSivida's operations and financial condition.

pSivida may be subject to product liability suits, and may not have sufficient insurance to cover damages.

The testing, manufacturing, and future marketing and sale of the products utilizing BioSiliconTM and pSivida's other products involves risks that product liability claims may be asserted against pSivida or its licensees. There is a risk that pSivida's current clinical trial insurance may not be adequate or continue to be available, and pSivida may be unable to obtain adequate product liability insurance on reasonable commercial terms, if at all. In the event clinical trial insurance is not adequate, pSivida's ability to continue with planned research and development in the relevant area could be negatively impacted.

Other litigation risks to pSivida may include, without limitation, customer claims, personal injury claims and employee claims.

pSivida will need additional capital to conduct its operations and develop its products, and pSivida's ability to obtain the necessary funding is uncertain.

pSivida expects to require substantial additional capital resources in order to conduct its operations and develop its products. The timing and degree of any future capital requirements will depend on many factors, including:

•	the accuracy of the assumption underlying pSivida's estimates for its capital needs in the near and long term;

•	continued scientific progress in pSivida's research and development programs;

•	the magnitude and scope of pSivida's research and development programs;

•	pSivida's ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	pSivida's progress with preclinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

If and when it is required, pSivida will attempt to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require pSivida to relinquish rights to some of its technologies, product candidates or products that it would otherwise seek to develop and commercialize. If sufficient capital is not available, pSivida may be required to delay, reduce the scope of or eliminate one or more of its research or development programs, each of which could have a material adverse effect on pSivida's business.

pSivida has experienced rapid growth and changes in its business, and any failure to manage this and any future growth and changes could harm pSivida's business.

As evidenced by pSivida's recent acquisition of CDS on 30 December 2005 and potential spin-off of AION Diagnostics and the incorporation of pSiNutria Limited, pSivida's business is rapidly changing.

pSivida expects to continue increasing the number of its employees, and pSivida may suffer if it does not manage and train its new employees effectively. Further, pSivida's efforts span various geographies. Continued rapid growth and operation in multiple locations may place significant strains on pSivida's managerial, financial and other resources. There is a risk that the rate of any future expansion, in combination with pSivida's complex technologies and products, may demand a level of managerial effectiveness in anticipating, planning, coordinating and meeting pSivida's operational needs which pSivida's management may not be able to provide.

If pSivida fails to comply with environmental laws and regulations, its ability to manufacture and commercialize products may be adversely affected.

Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. pSivida are subject to federal, state and local laws and regulations in the U.S. and abroad governing the use, manufacture, storage, handling and disposal of such materials and waste products. pSivida could be subject to both criminal liability and civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue pSivida for injury or contamination that results from its use or the use by third parties of these materials, and pSivida's liability may exceed its total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair pSivida's research, development or production efforts or harm its operating results.

Changes in accounting standards may have an adverse effect on pSivida's future financial results

Accounting standards and policies have recently changed with the introduction of A-IFRS, which apply to periods beginning on or after 1 January 2005. Such changes may have an adverse impact on future reported financial results (refer to section 3.4 above). The adoption of A-IFRS was first reflected in pSivida's financial statements for the half-year ended 31 December 2005.

pSivida's business may be subject to contingent liabilities

If any contingent liabilities arise in the future, they may have an adverse effect on pSivida's business and prospects.

Risks related to Shares

The fact that pSivida does not expect to pay cash dividends may lead to decreased prices for Shares.

pSivida has never paid a cash dividend on its Shares and does not anticipate paying any cash dividend as its future profitability is uncertain. pSivida intends to retain future cash earnings, if any, for reinvestment in the development and expansion of its business. pSivida's Convertible Note agreement limits pSivida’s ability to pay dividends.

pSivida's Share price may be volatile

The stock market price of Shares has seen significant volatility in the past 12 months. There is a risk that the market price of Shares will fluctuate in the future. Announcements by pSivida and others of scientific discoveries, technological innovation, commercial products and negotiations with third parties, patents or regulatory actions may have a significant effect on the market price of Shares. Further, the sale of a substantial number of Shares could depress the market price or, alternatively, the purchase of a substantial number of Shares could increase the market price. This volatility may result in shareholders receiving a market price for their Shares that is less or more than the Rights Issue price.

The market for pSivida's Shares may be illiquid

pSivida cannot guarantee that an active market in Shares (or ADSs) will continue. There may be relatively few, or many potential buyers or sellers of Shares on ASX at any given time. This may increase the volatility of the market price of Shares. It may also affect the prevailing market price at which shareholders are able to sell their Shares.

Risks related to pSivida's recent acquisition of CDS and other recent transactions

pSivida may fail to integrate its operations successfully with the operations of CDS. As a result, pSivida and CDS may not achieve the anticipated benefits of the merger, which could adversely affect the price of Shares.

pSivida entered into the merger agreement and consummated the merger with the expectation that the merger will result in benefits to the combined companies, including the opportunities to combine the two companies’ technologies, products and product candidates and the opportunity for pSivida to establish a substantial presence in the U.S. facilitating access to U.S. markets. However, these expected benefits may not be fully realized. Failure of the combined company to meet the challenges involved with successfully integrating the personnel, products, technology and research and development operations of the two companies following the merger or to realize any of the other anticipated benefits of the merger, could have a material adverse effect on pSivida's business, financial condition and results of operations as well as on that of pSivida's subsidiaries, including CDS (now pSivida Inc). These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of each company’s products.

pSivida's operating results could be adversely affected as a result of purchase accounting treatment, and the corresponding impact of amortization or impairment of other intangibles relating to the merger, if the results of the combined company do not offset these additional expenses.

Under A-IFRS, pSivida will account for the merger using the purchase method of accounting. Under purchase accounting, pSivida will record the market value of its ADSs, cash, and other consideration issued in connection with the merger and the amount of direct transaction costs as the cost of acquiring the business of CDS. pSivida will allocate that cost to the individual assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values. Intangible assets generally will be amortized over a 12 year period on a straight line basis. Based on pSivida's preliminary allocation of the purchase price, which is subject to change based on the actual outcome of an independent valuation, the amount allocated to goodwill is expected to be approximately A$33.7 million, the amount allocated to identifiable intangible assets is expected to be approximately A$120.0 million, giving rise to a gross deferred tax liability of approximately A$48.0 million (approximately A$29.1 million net of deferred tax assets), and approximately A$2.7 million is expected to be allocated to in-process research and development. Goodwill is not subject to amortization but is subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value exceeds its implied fair value. If identifiable intangible assets were amortized in equal quarterly amounts over a 12 year period following completion of the merger, the amortization attributable to these items would be approximately A$2.5 million per quarter and A$10.0 million per fiscal year~~.~~, subject to the identifiable intangible assets having lead to the commencement of the commercial production of products. As a result, purchase accounting treatment of the merger could increase pSivida's net loss or decrease its net income in the foreseeable future, which could have a material and adverse effect on the future market value of its Shares.

Under certain circumstances, pSivida may have to repay all or part of the funds received in the Convertible Note financing in cash.

On 16 November 2005, pSivida issued the Convertible Note in the principal amount of US$15 million (A$19.7 million) to an institutional investor (as set out in section 3.3). The Convertible Note must be repaid in full in cash on the third anniversary of their issuance, unless the principal is earlier converted. In addition, the Convertible Noteholder may require payment in cash of up to one-third of the principal on each of 16 November 2006, 16 May 2007 and 16 November 2007 in the event that the average trading price of ADSs does not exceed the then effective conversion price over the ten trading days leading up to any of those dates. The Convertible Note is currently convertible at a conversion price of US$7.10 per ADS, subject to adjustment based on certain events or circumstances, including the market price of ADSs for the ten trading days ending on 5 August 2006. pSivida may make quarterly interest payments on the note by issuing ADSs if certain conditions are met including the effectiveness of a registration statement covering the ADSs, continued listing of pSivida's shares or ADSs, and timely delivery of conversion ADSs during the period preceding the payment date, among others. If any of the conditions are not met, pSivida will be required to pay the interest due in cash. Given the cash needs of pSivida's business and its current level of revenue, pSivida cannot predict whether or not it will be able to meet any of these cash payment obligations or what impact these obligations might have on its business and operations.

General equity market risks

There are risks associated with any investment in a company listed on ASX. The value of Shares may rise above or below the Rights Issue Price for the Shares, depending on the financial and operating performance of pSivida and external factors over which pSivida and its Directors have no control. These external factors include:

•	economic conditions in Australia and overseas which may have a negative impact on equity capital markets;

•	changing investor sentiment in the local and international stock markets specifically relating to the biotechnology sector;

•	changes in domestic or international fiscal, monetary, regulatory and other government policies;

•	changes in business confidence and consumer sentiment in Australia and overseas;

•	interest rate changes and inflation changes in Australia and overseas; and

•	developments and general conditions in the biotechnology markets in which pSivida proposes to operate and which may impact on the future value and pricing of shares in biotechnology companies.

Forward-Looking Statements

The statements contained herein discuss our future expectations and may include other forward-looking information within the meaning of Section 27A of the U.S. Securities Act. Our actual results may differ materially from those expressed in forward-looking statements made herein. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

You should not unduly rely on forward-looking statements contained herein. Various factors discussed herein, including, but not limited to, all the risks discussed in “Risk Factors” may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these risks.

5.	ADDITIONAL INFORMATION

5.1	New Shares

The new shares issued in the Rights Issue will rank equally in all respects with pSivida's existing fully paid ordinary shares (Shares) from their date of issue.

The rights attaching to Shares are set out in pSivida's constitution, and, in certain circumstances, are regulated by the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules and general law. pSivida's constitution may be inspected during normal business hours at the registered office of pSivida at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia.

The following is a summary of the principal rights of the holders of Shares. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of pSivida's members.

(a)	General meeting and notices

Each member is entitled to receive notice of, and to attend and vote at, general meetings of pSivida and to receive all notices, accounts and other documents required to be sent to members under pSivida's constitution, the Corporations Act or the ASX Listing Rules.

(b)	Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at a general meeting of pSivida every holder of Shares present in person or by an attorney, representative or proxy has one vote on a show of hands (unless a member has appointed 2 proxies) and one vote per Share on a poll.

A person who holds a share, which is not fully paid, is entitled, on a poll, to a fraction of a vote equal to the proportion which the amount paid bears to the total issue price of the share.

Where there are 2 or more joint holders of a Share and more than one of them is present at a meeting and tenders a vote in respect of the Share, pSivida will count only the vote cast by the member whose name appears first in pSivida's register of members.

(c)	Issue of further Shares

The Directors may, on behalf of pSivida, issue, grant options over, or otherwise dispose of unissued shares to any person on the terms, with the rights, and at the times that the Directors decide. However, the Directors must act in accordance with the restrictions imposed by pSivida's constitution, the Listing Rules, the Corporations Act and any rights for the time being attached to the shares in any special class of those shares.

(d)	Variation of rights

At present, pSivida has on issue one class of shares only, namely fully paid ordinary shares.

Unless otherwise provided by pSivida's constitution or by the terms of issue of a class of shares, the rights attached to the shares in any class may be varied or cancelled only with the written consent of the holders of at least 75% of the issued shares of the affected class, or by special resolution passed at a separate meeting of the holders of the issued shares of the affected class.

(e)	Transfer of shares

Subject to pSivida's constitution, the Corporations Act and the ASX Listing Rules, Shares are freely transferable.

The Shares may be transferred by a proper transfer effected in accordance with the SCH Business Rules, by any other method of transferring or dealing with shares introduced by ASX and as otherwise permitted by the Corporations Act or by a written instrument of transfer in any usual form or in any other form approved by either the Directors or ASX that is permitted by the Corporations Act.

The Directors may decline to register a transfer of Shares (other than a proper transfer in accordance with the SCH Business Rules) where permitted to do so under the ASX Listing Rules. If the Directors decline to register a transfer, pSivida must, within 5 business days after the transfer is delivered to pSivida, give the party lodging the transfer written notice of the refusal and the reason for refusal. The Directors must decline to register a transfer of Shares when required by law, by the ASX Listing Rules or by the ASTC Settlement Rules and ASX Market Rules.

(f)	Partly paid shares

The Directors may, subject to compliance with pSivida's constitution, the Corporations Act and the ASX Listing Rules, issue partly paid shares upon which there are outstanding amounts payable. These shares will have limited rights to vote and to receive dividends.

(g)	Dividends

The Directors may from time to time determine dividends to be distributed to members according to their rights and interests. The Directors may fix the time for distribution and the methods of distribution. Subject to the terms of issue of shares, pSivida may pay a dividend on one class of shares to the exclusion of another class.

Each share carries the right to participate in the dividend in the same proportion that the amount for the time being paid on the share (excluding any amount paid in advance of calls) bears to the total issue price of the share.

(h)	Winding up

Subject to the rights of holders of shares with special rights in a winding-up, if pSivida is wound up, members will be entitled to participate in any surplus assets of pSivida in proportion to the percentage of the capital paid up on their shares when the winding up begins.

(i)	Dividend reinvestment and share plans

The members of pSivida, in general meeting, may authorise the Directors to implement and maintain dividend reinvestment plans (under which any member may elect that dividends payable by pSivida be reinvested by way of subscription for fully paid shares in pSivida) and any other share plans (under which any member may elect to forego any dividends that may be payable on all or some of the shares held by that member and to receive instead some other entitlement, including the issue of fully paid shares).

5.2	Matters relevant to Foreign Shareholders

The following matters should be noted by Foreign Shareholders:

(a)	investing in securities of an Australian issuer may carry with it a currency exchange risk;

(b)
the financial reporting requirements applying in any jurisdiction other than Australia and those applying to pSivida may be different and so pSivida financial reports may not be compatible in all respects with financial statements prepared in accordance with laws in the other jurisdiction;

(c)	pSivida may not be subject in all respects to the law in a jurisdiction other than Australia;

(d)	the contract under which the new shares will be issued may not be enforceable in the courts in a jurisdiction other than Australia;

(e)
the Rights Issue has not been registered in jurisdiction other than Australia under the respective law of that jurisdiction and may not contain all the information that a prospectus registered in a jurisdiction other than Australia is required to contain.

5.3	Share price on ASX

The last sale price of Shares on ASX on 1 May 2006 (the date before the announcement of the Rights Issue) was $0.64. The highest and lowest market sale prices of Shares on ASX during the 12 months immediately preceding the date hereof:

Highest - $1.05	- on 15 August 2005

Lowest - $0.55	- on 28 November 2005

The 30 trading day weighted average closing price after the market close on Monday 1 May 2006 was $0.73.

The highest and lowest market sale prices of ADSs on NASDAQ during the 12 months immediately preceding the date hereof were:

Highest - US$8.75	- on 15 August 2005

Lowest - US$4.21	- on 28 November 2005

5.4	Litigation

pSivida and its subsidiaries are not involved in any material legal or arbitration proceedings, nor, so far as the Directors are aware, are any such proceedings pending or threatened against pSivida or its subsidiaries.

5.5	Dividend policy

The Directors cannot give any assurance concerning the extent and timing of future dividends (if any), as this will depend on the future profitability and financial position of pSivida as well as other economic factors. There is no current proposal to pay dividends.

5.6	Interests of Directors

Other than as set out below or elsewhere herein, no Director has, or had within 2 years before the date hereof with ASIC, any interest in:

(a)	the promotion or formation of pSivida;

(b)	property acquired or proposed to be acquired by pSivida in connection with its promotion or formation or the Rights Issue; or

(c)	the Rights Issue,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Director:

(d)	to induce him to become, or to qualify him as, a Director; or

(e)	for services rendered by him in connection with the formation or promotion of pSivida or the Rights Issue.

Security holdings

Directors are not required under pSivida's constitution to hold any securities in pSivida.

The following table sets out certain information regarding the beneficial ownership of the Company's securities by each directors as at the date hereof:

	Ordinary Shares		Options		Options in AION Diagnostics Inc***

	Held Directly	Held Indirectly	Held Directly	Held Indirectly	Held Directly	Held Indirectly
R Brimblecombe	545,067	-	1,424,111	-	-	-
G J Rezos	2,018,630	9,300,652	3,371,030	1,800,000	-	249,000
S Lake	-	-	242,061	-	-	-
D Mazzo	20,000	-	200,000	-	-	-
M Rogers	-	-	200,000	-	-	-
H Zampatti	151,271	-	**	-	-	-
P Ashton	17,664,080	-	1,380,700	-	-	-

** Ms H. Zampatti has a contractual right to receive 200,000 options over our ordinary shares, subject to shareholder approval.
*** Mr G Rezos holds 1,000 shares in AION Diagnostics Inc (being 0.02% percent of the total issued capital of that company).

Any Directors who are Eligible Shareholders will be entitled to participate in the Rights Issue on the same basis as all other Eligible Shareholders.

Directors' fees

Directors' fees not exceeding an aggregate of $280,000 per annum have been approved by pSivida in general meeting. The level of these fees can be varied by general resolution at a meeting of shareholders in accordance with the Company's constitution.

Additional services

Each Director is entitled to be paid additional remuneration for any extra services or special exertions undertaken by that Director for pSivida.

Directors' expenses

pSivida may also pay each Director for travel and other expenses incurred by that Director in attending meetings of pSivida, the Board or a committee of the Board, in attending to pSivida business and in carrying out duties as a Director.

Directors' indemnities

Except as may be prohibited by the Corporations Act, each Director will be indemnified out of the property of pSivida against any liability incurred by the Director in their capacity as a Director or a director of any related corporation in respect of any act or omission whatsoever and howsoever occurring or in defending proceedings, whether civil or criminal.

6.	GLOSSARY

In this Supplemental Disclosure, the following words have these meanings:

$, A$ or AU$ means Australian dollars unless otherwise specified.

ADS means an American Depositary Share issued in relation to a Share.

ASIC means Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

ASTC Settlement Rules means the Settlement Rules of ASTC, which are applicable while pSivida is admitted to the Official List of ASX.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ASX Listing Rules means the Listing Rules of ASX.

Bausch & Lomb or B&L means Bausch & Lomb Incorporated.

Board means the board of Directors.

CDS means Control Delivery Systems, Inc (the predecessor to pSivida, Inc), and where the context requires, pSivida Inc.

CMV Retinitis means Cytomegalovirus Retinitis.

Company or pSivida means pSivida Limited ABN 78 009 232 026.

Convertible Noteholder means Castlerigg Master Investments Ltd.

Convertible Note means the convertible note issued by pSivida on 16 November 2005 under a Securities Purchase Agreement dated 5 October 2005.

Corporations Act means the Corporations Act 2001 (Cth).

CT means Computed Topography.

Director means a director of pSivida.

DME means Diabetic Macular Edema.

DR means Diabetic Retinopathy.

Eligible Shareholder means a shareholder whose address (as registered on the pSivida share register) is in Australia or New Zealand, or who is otherwise an eligible to participate in the Rights Issue.

pSivida Inc means pSivida Inc (successor to CDS).

QinetiQ means QinetiQ Group plc.

Share means a fully paid ordinary share in the capital of pSivida.

Shareholder means a registered holder of Shares.

US$ means United States dollars.

U.S. Securities Act means the U.S. Securities Act of 1933 as amended.